

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 4, 2017

Michael G. Capatides
Senior Executive Vice-President,
Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue, 3rd Floor
New York, NY 10017

> **Re: Canadian Imperial Bank of Commerce**
> **Registration Statement on Form F-3**
> **Filed July 28, 2017**
> **File No. 333-219550**

Dear Mr. Capatides:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: David S. Bakst, Esq.